Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Starfield Resources Initiates Review Of Montana Chrome Properties

     /NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN
THE U.S./

     TORONTO, Oct. 5, 2010 /CNW/ - Starfield Resources Inc. (TSX: SRU)
("Starfield", "the Company") today announced that, due to the recent increase in both the demand and price for chrome and chrome products, it has engaged
Scott Wilson RPA ("RPA") to review and update an October 1988 feasibility study on its Montana chrome properties.
     The Montana chrome properties contain the formerly operating Benbow and
Mountain View Mines, which are the only chrome mines to ever produce in North
America, and were last operated during the Korean War. A non NI 43-101 compliant feasibility study was completed by James Askew Associates
Inc.(Askew) for Chrome Corporation of America in 1988. After an internal review of this study, Starfield believes that its chrome properties in Montana have become economic again. Consequently, Starfield is contracting a third party review in order to verify the Company's view.
     Chromite ("FeCr(2)O4") is sold to the steel industry in many forms. It is sold as concentrated ore for smelter feed; as an upgraded concentrate for furnace feed; or further refined as a ferrochrome product. Chrome is an important hardener and anti-corrosive when combined with iron, and a very strategic building material.
     The proposal would be to market a 44% concentrate for smelter feed from the Montana mines, which currently sells for approximately Cdn $350 per ton.
The Montana chrome properties, now held by Starfield Resources, are reported to contain 50 million tons, grading approximately 22% chromite per ton.
Utilizing simple and environmentally friendly gravity separation, past test work has shown that run-of-mine ore can be upgraded to a concentrate containing 44-45% chromite, with a recovery of approximately 78% of the contained chromite.
     The previous feasibility study indicated that, based on a mine production rate of approximately 350,000 tons of ore per year (1000 tpd), the concentrator would have an output of approximately 135,000 tons of concentrate for sale per year, grading approximately 44% chromite.
     "Starfield is actively pursuing an off-take agreement (a contract for the purchase of product) and/or joint venture agreement in an effort to move this project forward," said Andre Douchane, President and CEO. "We believe that with a positive update of the Askew feasibility study, the Benbow and Mountain
View Mines could be reopened and producing within two years. Results of the updated feasibility study are expected by year-end."

     About Starfield

     Starfield Resources Inc. is an advanced exploration and development stage company. The Company's primary asset is its Ferguson Lake
nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.
Additional assets include a nickel-copper-cobalt-PGE-chrome project in the
Stillwater district of Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on); the Moonlight copper project in California with significant NI 43-101 copper resources; and two gold properties currently leased/joint ventured in Nevada.
     Starfield has also funded the development of a novel, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides.

     Forward-Looking Statements

     This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend,"
"believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the
Canadian Securities Administrators' website located at www.sedar.com. The
Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

     %CIK: 0001074795

     /For further information: Andre J. Douchane, President and CEO,
416-860-0400 ext. 222, adouchane(at)starfieldres.com; Greg Van Staveren, Chief
Financial Officer, 416-860-0400 ext. 223, gvanstaveren(at)starfieldres.com;
Investor Relations, 416-860-0400, info(at)starfieldres.com; www.starfieldres.com/
     (SRFDF SRU.)

CO:  Starfield Resources Inc.

CNW 07:30e 05-OCT-10